

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Mr. Doyle Simons
Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, TX 78746

> **Re: Temple-Inland Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 2, 2010**
> **Filed February 23, 2010**
> **File No. 001-08634**
> **Form 8-K**
> **Filed June 25, 2010**

Dear Mr. Simons:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K, filed June 25, 2010

Exhibits

1.   The credit agreement filed as Exhibit 10.1 has omitted schedules, attachments and exhibits. Please confirm that you will file this agreement in its entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director